

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2026

S. Asher Gaffney
Vice President, Corporate Secretary and Counsel
BRT Apartments Corp.
60 Cutter Mill Road, Suite 303
Great Neck, NY 11021

> **Re: BRT Apartments Corp.**
> **Registration Statement on Form S-3**
> **Filed April 24, 2026**
> **File No. 333-295315**

Dear S. Asher Gaffney:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Brian Lee, Esq.